FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of March 2011

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
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                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
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                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



March 10, 2011


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                                                                  March 10, 2011

To whom it may concern,

                                           Representative Director,
                                           President and Chief Executive Officer
                                           Shiro Kondo

                       CHANGES IN REPRESENTATIVE DIRECTORS

Ricoh Company, Ltd. announces a personnel change of Representative Director as approved by the Meeting of the Board of Directors held today, March 10, 2011.

1. Incoming and Exiting Representative Director

Incoming Representative Director
   Name             : Zenji Miura
   New Position     : Deputy President and Representative Director

Exiting Representative Director
   Name             : Masamitsu Sakurai
   Current Position : Chairman of the Board and Representative Director

* Masamitsu Sakurai will resign the Representative Director and assume the post of Chairman of the Board who doesn't have the representation right.

2. Profile of Incoming Representative Director

Date of Birth : January 5, 1950
Career        : Apr. 1976    Joined the Company
                Jan. 1993    President of Ricoh France S.A.
                Apr. 1998    Deputy General Manager of Finance and Accounting
                              Division
                Oct. 2000    Senior Vice President
                Oct. 2000    General Manager of Finance and Accounting Division
                June 2003    Executive Vice President
                June 2004    Managing Director
                June 2005    Director (Current)
                June 2005    Corporate Executive Vice President (Current)
                June 2005    CFO (Chief Financial Officer) (Current)
                Apr. 2006    CIO (Chief Information Officer) (Current)
                Apr. 2006    General Manager of Corporate Planning Division
                Feb. 2008    In charge of Internal Management and Control
                              Division (Current)

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                July 2008    General Manager of Finance and Accounting Division
                Apr. 2009    CSO (Chief Strategy Officer) (Current)
                Apr. 2009    General Manager of CRGP Office (Current)
                Apr. 2009    Deputy General Manager of Global Marketing
                              Taskforce
                June 2009    General Manager of Global Marketing Support
                              Division (Current)
                June 2009    General Manager of Trade Affairs & Export/Import
                              Administration Division (Current)

The number of shares held :  21 thousand

3. Effective Date

April 1, 2011

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